HSBC ◆

November 2012
Free Writing Prospectus
Registration Statement No. 333-180289
Dated November 28, 2012
Filed Pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in U.S. and International Equities

PLUS Based on the Value of a Weighted Basket Composed of the S&P 500® Index and the EURO STOXX 50® Index due June 10, 2013
Performance Leveraged Upside Securities℠

PLUS are senior unsecured debt securities of HSBC USA Inc. ("HSBC"), will not pay interest, do not guarantee any return of principal at maturity and have the terms described in the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus, as supplemented or modified by this free writing prospectus. All references to "Reference Asset" in the prospectus supplement and the Equity Index Underlying Supplement shall refer to the "basket" herein. At maturity, if the basket has appreciated, investors will receive the stated principal amount of their investment plus leveraged upside performance of the basket, subject to the maximum payment at maturity. At maturity, if the basket has depreciated, the investor will lose 1% for every 1% decline in the basket from the pricing date to the valuation date. **Investors may lose up to 100% of the stated principal amount of the PLUS. All payments on the PLUS are subject to the credit risk of HSBC.**

INDICATIVE TERMS

Issuer:	HSBC USA Inc.
Maturity date:	June 10, 2013, subject to adjustment as described below under the caption "Valuation Date and Maturity Date"
Basket:	The underlying basket is weighted and composed of two indices (each, a "basket component"), as set forth in the table below.

Basket component	Bloomberg ticket symbol	Component weighting	Initial component value*
S&P 500® Index ("SPX")	SPX	75.00%	
EURO STOXX 50® Index ("SX5E")	SX5E	25.00%	

*The initial component value for each basket component will be determined on the pricing date.

Aggregate principal amount:	
Payment at maturity:	• If the final value is *greater than* the initial value: $10 + the leveraged upside payment *In no event will the payment at maturity exceed the maximum payment at maturity.* • If the final value is *less than or equal to* the initial value: $10 x the basket performance factor *This amount will be less than or equal to the stated principal amount of $10.*
Leveraged upside payment:	$10 x leverage factor x basket percent increase
Leverage factor:	200%
Basket percent increase:	(final value – initial value) / initial value
Initial value:	Set equal to 100 on the pricing date
Final value:	The closing value on the valuation date
Closing value:	On any scheduled trading day, the closing value of the basket will be calculated as follows: 100 × [1 + (sum of the basket component return multiplied by the respective component weighting for each basket component)] Each of the basket component returns set forth in the formula above refers to the return for the basket component, which reflects the performance of the basket component, expressed as the percentage change from the initial component value of that basket component to the final component value of that basket component.
Initial component value:	With respect to each basket component, the value of such basket component as set forth under "Initial component value" above, and as determined by the calculation agent on the pricing date. The initial component value for each basket component will not necessarily be the component closing value on the pricing date.
Final component value:	With respect to each basket component, the component closing value of the respective basket component on the valuation date.
Component closing value:	With respect to each basket component, the component closing value on any scheduled trading day will be determined by the calculation agent based upon the closing level of such index, displayed on the relevant Bloomberg Professional® service page (with respect to the SPX, "SPX <INDEX>", and with respect to the SX5E, "SX5E <INDEX>").
Valuation date:	June 5, 2013, subject to adjustment as described below under the caption "Valuation Date and Maturity Date."
Basket performance factor:	final value / initial value
Maximum payment at maturity:	$10.70 to $10.90 per PLUS (107.00% to 109.00% of the stated principal amount). The actual maximum payment at maturity will be determined on the pricing date.
Stated principal amount:	$10 per PLUS
Issue price:	$10 per PLUS
Pricing date:	On or about December 5, 2012
Original issue date:	On or about December 10, 2012 (3 business days after the pricing date)
CUSIP:	40433T570
ISIN:	US40433T5700
Listing:	The PLUS will not be listed on any securities exchange.
Agent:	HSBC Securities (USA) Inc., an affiliate of HSBC. See "Supplemental plan of distribution (conflicts of interest)".

Commissions and Issue Price:	Price to Public	Fees and Commissions[1]	Proceeds to Issuer
Per PLUS	$10	$0.15	$9.85
Total	$	$	$

(1) HSBC Securities (USA) Inc., acting as agent for HSBC, will receive a fee of $0.15 per $10 stated principal amount and will pay the entire fee to Morgan Stanley Smith Barney LLC as a fixed sales commission of $0.15 for each PLUS they sell. See "Supplemental plan of distribution (conflicts of interest)."

Investment in the PLUS involves certain risks. See "Risk Factors" beginning on page 10 of this free writing prospectus, page S-1 of the accompanying Equity Index Underlying Supplement and page S-3 of the accompanying prospectus supplement.
Neither the U.S. Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved the PLUS, or determined that this free writing prospectus or the accompanying Equity Index Underlying Supplement, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement, and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You should read this document together with the related Equity Index Underlying Supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

The Equity Index Underlying Supplement at: www.sec.gov/Archives/edgar/data/83246/000114420412016693/v306691_424b2.htm
The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm
The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

The PLUS are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks including possible loss of the stated principal amount invested due to the credit risk of HSBC.

HSBC

PLUS Based on the Value of a Weighted Basket Composed of the S&P 500® Index and the EURO STOXX 50® Index due June 10, 2013
Performance Leveraged Upside Securities[SM]

Investment Overview

Performance Leveraged Upside Securities

The PLUS Based on the Value of a Weighted Basket Composed of the S&P 500® Index and the EURO STOXX 50® Index due June 10, 2013 (the "PLUS") can be used:

- As an alternative to direct exposure to the basket components that enhances returns for a certain range of positive performance of the basket
- To enhance positive returns and potentially outperform the basket in a moderately bullish scenario
- To achieve similar levels of exposure to the basket components as a direct investment, subject to the maximum payment at maturity, while using fewer dollars by taking advantage of the leverage factor

Maturity:	Approximately six months
Leverage factor:	200%
Maximum payment at maturity:	$10.70 to $10.90 per PLUS (107.00% to 109.00% of the stated principal amount) (to be determined on the pricing date)
Minimum payment at maturity:	None
Coupon:	None

Information About the Basket

The following graph illustrates the hypothetical daily historical performance of the basket from November 26, 2007 through November 26, 2012 based on information from the Bloomberg Professional® service, if the value of the basket were set to equal 100 on November 26, 2007. The hypothetical historical performance reflects the performance the basket would have exhibited based on the actual historical performance of the basket components. Neither the hypothetical historical performance of the basket nor the actual historical performance of the basket components should be taken as indications of future performance.

We cannot give you assurance that the performance of the basket will result in the return of your initial investment. All payments on the PLUS are subject to the credit risk of HSBC.



Key Investment Rationale

The PLUS offer 200% leveraged upside on the positive performance of the basket, subject to a maximum payment at maturity of $10.70 to $10.90 per PLUS (107.00% to 109.00% of the stated principal amount). The actual maximum payment at maturity will be determined on the pricing date.

Leveraged Performance	The PLUS offer investors an opportunity to capture enhanced returns for a certain range of positive performance relative to a direct investment in the basket.
Payment Scenario 1	The level of the basket increases and, at maturity, the PLUS redeem for the stated principal amount of $10 plus 200% of the basket percent increase, subject to a maximum payment at maturity of $10.70 to $10.90 per PLUS (107.00% to 109.00% of the stated principal amount).
Payment Scenario 2	The basket declines in value and, at maturity, the PLUS redeem for less than the stated principal amount by an amount that is proportionate to the decline.

Key Risks

Investment in the PLUS involve certain risks. See "Risk Factors" beginning on page 10 of this free writing prospectus, page S-1 of the accompanying Equity Index Underlying Supplement and page S-3 of the accompanying prospectus supplement.

In the prospectus supplement, please consider:

- Risks relating to all Note issuances.

In the Equity Index Underlying Supplement, please consider:

- General risks related to Indices;
- The Indices comprising the Reference Asset may not move in tandem; and gains in one such equity index may be offset by declines in another equity index;
- Risks associated with Non-U.S. companies;
- Securities prices generally are subject to political, economic, financial, and social factors that apply to the markets in which they trade and to a lesser extent, foreign markets;
- Time differences between the domestic and foreign markets and New York City may create discrepancies in the trading level or price of the Notes; and
- The Notes will not be adjusted for changes in exchange rates.

In this free writing prospectus, please consider:

- PLUS do not pay interest and may result in a loss;
- The appreciation potential of the PLUS is limited by the maximum payment at maturity;
- Changes in the values of the basket components may offset each other;
- Credit risk of HSBC USA Inc.;
- The market price will be influenced by many unpredictable factors;
- Investing in the PLUS is not equivalent to investing in the basket components;
- Adjustments to any of the basket components could adversely affect the value of the PLUS;
- Certain built-in costs are likely to adversely affect the value of the PLUS prior to maturity;
- The PLUS will not be listed on any securities exchange and secondary trading may be limited;
- The calculation agent, which is HSBC or one if its affiliates, will make determinations with respect to the PLUS;
- Hedging and trading activity by our subsidiaries could potentially adversely affect the value of the PLUS;
- The PLUS are not insured by any governmental agency of the United States or any other jurisdiction; and
- The U.S. federal income tax consequences of an investment in the PLUS are uncertain.

PLUS Based on the Value of a Weighted Basket Composed of the S&P 500® Index and the EURO STOXX 50® Index due June 10, 2013
Performance Leveraged Upside Securities^{SM}

Fact Sheet

The PLUS are senior unsecured debt securities of HSBC, will not pay interest, do not guarantee any return of principal at maturity and have the terms described in the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus, as supplemented or modified by this free writing prospectus.   All references to "Reference Asset" in the prospectus supplement and Equity Index Underlying Supplement shall refer to the "basket" herein. At maturity, an investor will receive for each stated principal amount of PLUS that the investor holds an amount in cash that may be greater than, equal to or less than the stated principal amount based upon the value of the basket on the valuation date. All payments on the PLUS are subject to the credit risk of HSBC.

Expected Key Dates

Pricing date:	Original issue date (settlement date):	Maturity date:
On or about December 5, 2012	On or about December 10, 2012 (3 business days after the pricing date)	June 10, 2013, subject to adjustment as described below under the caption "Valuation Date and Maturity Date"

Key Terms

Issuer:	HSBC USA Inc.
Basket:	The underlying basket is weighted and composed of two indices (each, a "basket component"), as set forth in the table below. | Basket component	Bloomberg ticket symbol	Component weighting	Initial component value*
---	---	---	---
S&P 500® Index ("SPX")	SPX	75.00%	
EURO STOXX 50® Index ("SX5E")	SX5E	25.00%		 *The initial component value for each basket component will be determined on the pricing date.
Original issue price:	$10 per PLUS
Stated principal amount:	$10 per PLUS
Denominations:	$10 per PLUS and integral multiples thereof
Interest:	None
Aggregate principal amount:	
Payment at maturity:	• If the final value is *greater than* the initial value: $10 + leveraged upside payment *In no event will the payment at maturity exceed the maximum payment at maturity.* • If the final value is *less than or equal to* the initial value: $10 x the basket performance factor *This amount will be less than or equal to the stated principal amount of $10.*
Leveraged upside payment:	$10 x leverage factor x basket percent increase
Leverage factor:	200%
Basket percent increase:	(final value – initial value) / initial value
Initial value:	Set equal to 100 on the pricing date
Final value:	The closing value on the valuation date
Closing value:	On any scheduled trading day, the closing value of the basket will be calculated as follows: 100 × [1 + (sum of the basket component return multiplied by the respective component weighting for each basket component)] Each of the basket component returns set forth in the formula above refers to the return for the basket component, which reflects the performance of the basket component, expressed as the percentage change from the initial component value of that basket component to the final component value of that basket component.
Initial component value:	With respect to each basket component, the value of such basket component as set forth under "Initial component value" above, and as determined by the calculation agent on the pricing date. The initial component value for each basket component will not necessarily be the component closing value on the pricing date.
Final component value:	With respect to each basket component, the component closing value of the respective basket component on the valuation date.
Component closing value:	With respect to each basket component, the component closing value on any scheduled trading day will be determined by the calculation agent based upon the closing level of such index displayed on the relevant Bloomberg Professional® service page (with respect to the SPX, "SPX <INDEX>", and with respect to the SX5E, "SX5E <INDEX>").
Valuation date:	June 5, 2013, subject to adjustment as described below under the caption "Valuation Date and Maturity Date"
Basket performance factor:	final value / initial value

HSBC

PLUS Based on the Value of a Weighted Basket Composed of the S&P 500® Index and the EURO STOXX 50® Index due June 10, 2013
Performance Leveraged Upside Securities^{SM}

Maximum payment at maturity:	$10.70 to $10.90 per PLUS (107.00% to 109.00% of the stated principal amount). The actual maximum payment at maturity will be determined on the pricing date.
Risk factors:	**Please see "Risk Factors" beginning on page 10 of this free writing prospectus, page S-1 of the accompanying Equity Index Underlying Supplement and page S-3 of the accompanying prospectus supplement.**

PLUS Based on the Value of a Weighted Basket Composed of the S&P 500® Index and the EURO STOXX 50® Index due June 10, 2013
Performance Leveraged Upside Securities℠

General Information	
Listing:	The PLUS will not be listed on any securities exchange.
CUSIP:	40433T570
ISIN:	US40433T5700
Minimum ticketing size:	100 PLUS
Tax considerations:	There is no direct legal authority as to the proper tax treatment of each PLUS, and therefore significant aspects of the tax treatment of each PLUS is uncertain as to both the timing and character of any inclusion in income in respect of each PLUS. Under one approach, each PLUS could be treated as a pre-paid executory contract with respect to the basket. We intend to treat each PLUS consistent with this approach. Pursuant to the terms of each PLUS, you agree to treat each PLUS under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat each PLUS as a pre-paid executory contract with respect to the basket. Pursuant to this approach, we do not intend to report any income or gain with respect to each PLUS prior to maturity or an earlier sale or exchange, and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the PLUS for more than one year at such time for U.S. federal income tax purposes. We will not attempt to ascertain whether any of the entities whose stock is included in, or owned by, one or more of the basket components, as the case may be, would be treated as a passive foreign investment company (a "PFIC") or United States real property holding corporation (a "USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in, or owned by, one or more of the basket components, as the case may be, were so treated, certain adverse U.S. federal income tax consequences might apply to a U.S. holder or non-U.S. holder, as the case may be. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in, or owned by, one or more of the basket components, as the case may be, and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in, or owned by, one or more of the basket components, as the case may be, is or becomes a PFIC or a USRPHC. In Notice 2008-2, the Internal Revenue Service and the Treasury Department requested comments as to whether the purchaser of certain securities (which may include the PLUS) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a security or contract should be ordinary or capital and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of a PLUS is required to accrue income in respect of the PLUS prior to the receipt of payments under the PLUS or its earlier sale or exchange. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a PLUS as ordinary income (including gain on a sale or exchange). Finally, it is possible that a non-U.S. holder (as defined under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) of the PLUS could be subject to U.S. withholding tax in respect of a PLUS. It is unclear whether any regulations or other guidance would apply to the PLUS (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the PLUS. For a further discussion of U.S. federal income tax consequences related to each PLUS, see the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.
Calculation agent:	HSBC USA Inc., or one of its affiliates.
Supplemental plan of distribution (conflicts of interest):	Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the PLUS from HSBC for distribution to Morgan Stanley Smith Barney LLC. HSBC Securities (USA) Inc. will act as agent for the PLUS and will receive a fee of $0.15 per $10 stated principal amount and will pay the entire fee to Morgan Stanley Smith Barney LLC as a fixed sales commission of $0.15 for each PLUS they sell. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the PLUS, but is under no obligation to do so and may discontinue any market-making activities at any time without notice. See "Supplemental Plan of Distribution (Conflcts of Interest)" on page S-49 in the prospectus supplement.

This is a summary of the terms and conditions of the PLUS. We encourage you to read the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus for this offering, which can be accessed via the hyperlinks on the front page of this document.

How PLUS Work

Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the PLUS based on the following terms:

Stated principal amount:	$10 per PLUS
Leverage factor:	200%
Hypothetical maximum payment at maturity:	$10.80 per PLUS (108.00% of the stated principal amount). The actual maximum payment at maturity will be between $10.70 to $10.90 per PLUS (107.00% to 109.00% of the stated principal amount) and will be determined on the pricing date.

PLUS Payoff Diagram



Percentage Change in the Basket

How it works

- If the final value is greater than the initial value, investors would receive the $10 stated principal amount plus 200% of the appreciation of the basket over the term of the PLUS, subject to the hypothetical maximum payment at maturity of $10.80 per PLUS. Under the payoff diagram, an investor would realize the hypothetical maximum payment at maturity at a final share price of 104.00% of the initial share price.

    - For example, if the basket appreciates 3%, investors would receive a 6% return, or $10.60 per PLUS.

    - For example, if the basket appreciates 20%, investors would receive only the maximum payment at maturity of $10.80 per PLUS, or 108.00% of the stated principal amount.

- If the final value is less than or equal to the initial value, investors would receive an amount that is less than or equal to the stated principal amount by an amount, based on a 1% loss of principal for each 1% decline in the value of the basket.

    - For example, if the basket depreciates 20%, investors would lose 20% of their principal and receive only $8.00 per PLUS at maturity, or 80% of the stated principal amount.

PLUS Based on the Value of a Weighted Basket Composed of the S&P 500® Index and the EURO STOXX 50® Index due June 10, 2013

Performance Leveraged Upside Securities^{SM}

Payment at Maturity

At maturity, investors will receive for each $10 stated principal amount of PLUS that they hold an amount in cash based upon the closing value of the basket on the valuation date, as determined as follows:

If the final value is greater than the initial value:

$10 **+ leveraged upside payment;** *subject to the maximum payment at maturity.*

		Leveraged Upside Payment		
Principal	**Principal**	**Leverage Factor**	**Basket Percent Increase**	

$$\$10 \quad + \quad \left[\$10 \quad \times \quad 200\% \quad \times \quad \left(\frac{final\ value - initial\ value}{initial\ value} \right) \right]$$

If the final value is less than or equal to the initial value:

($10 ✕ Basket Performance Factor)

Principal	**Basket Performance Factor**

$$\$10 \quad \times \quad \frac{final\ value}{initial\ value}$$

Because the basket performance factor will be less than or equal to 1.0, the payment at maturity will be less than or equal to the stated principal amount.

Risk Factors

We urge you to read the section "Risk Factors" on page S-1 of the accompanying Equity Index Underlying Supplement and page S-3 of the accompanying prospectus supplement. Investing in the PLUS is not equivalent to investing directly in any of the stocks comprising the basket components or the basket components themselves, as applicable. You should understand the risks of investing in the PLUS and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the PLUS in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement, including the explanation of risks relating to the PLUS described in the following sections:

"— Risks relating to all Note issuances" in the prospectus supplement;

"— General risks related to Indices" in the Equity Index Underlying Supplement;

"—The Indices comprising the Reference Asset may not move in tandem; and gains in one such equity index may be offset by declines in another Equity Index;

"— Risks associated with Non-U.S. companies" in the Equity Index Underlying Supplement;

"— Securities prices generally are subject to political, economic, financial, and social factors that apply to the markets in which they trade and to a lesser extent, foreign markets" in the Equity Index Underlying Supplement;

"— Time differences between the domestic and foreign markets and New York City may create discrepancies in the Trading Level or Price of the Notes" in the Equity Index Underlying Supplement; and

"— The Notes will not be adjusted for changes in exchange rates" in the Equity Index Underlying Supplement

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

- **PLUS do not pay interest and may result in a loss.** The terms of the PLUS differ from those of ordinary debt securities in that the PLUS do not pay interest nor guarantee payment of the principal amount at maturity. If the final value is less than the initial value, you will receive for each PLUS that you hold a payment at maturity that is less than the stated principal amount of each PLUS by an amount proportionate to the decline in the value of the basket, subject to the credit risk of HSBC. You may lose up to 100% of the stated principal amount of the PLUS.

- **The appreciation potential of the PLUS is limited by the maximum payment at maturity.** The appreciation potential of the PLUS is limited by the maximum payment at maturity of $10.70 to $10.90 per PLUS (107.00% to 109.00% of the stated principal amount). The actual maximum payment at maturity will be determined on the pricing date. Although the leverage factor provides 200% exposure to any increase in the final value over the initial value, because the payment at maturity will be limited to 107.00% to 109.00% of the stated principal amount for the PLUS, any increase in the final value over the initial value by more than approximately 3.5% to 4.5% of the initial value will not further increase the return on the PLUS.

- **Changes in the values of the basket components may offset each other.** Movements in the values of the basket components may not correlate with each other. At a time when the value of one of the basket components increases, the values of the other basket components may not increase as much or may even decline. Therefore, in calculating the final value and therefore the basket return and payment at maturity, increases in the value of one or more of the basket components may be moderated, or more than offset, by lesser increases or declines in the values of the other basket components. Furthermore, the basket components are not equally weighted. As a result, a percentage change in the final component value of the SX5E will have a lesser impact on the final value than will a similar percentage change in the final component value of the SPX. As a result, the payment at maturity may be adversely affected even if the value of one of the basket components increases during the term of the PLUS. For example, because the basket component weighting for the SPX is greater than the basket component weighting for the SX5E, a 5% decrease in the value of the SPX will have a greater effect on the closing value than a 5% increase in the price of the SX5E. Because the SPX makes up 75% of the basket, we expect that generally the market value of your PLUS and your payment at maturity will depend significantly on the performance of the SPX.

- **Credit risk of HSBC USA Inc.** The PLUS are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus

supplement and prospectus, the PLUS will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the PLUS depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the PLUS and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the PLUS.

- **The market price will be influenced by many unpredictable factors.** Several factors will influence the value of the PLUS in the secondary market and the price at which HSBC Securities (USA) Inc. may be willing to purchase or sell the PLUS in the secondary market, including: the value, volatility and dividend yield, as applicable, of the basket components and securities underlying the basket components, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and any actual or anticipated changes in our credit ratings or credit spreads. The values of the basket components may be, and have recently been, volatile, and we can give you no assurance that the volatility will lessen. You may receive less, and possibly significantly less, than the stated principal amount per PLUS if you try to sell your PLUS prior to maturity.

- **Investing in the PLUS is not equivalent to investing in the basket components.** Investing in the PLUS is not equivalent to investing in the basket components or the securities underlying the basket components. Investors in the PLUS will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the underlying stocks that constitute the basket components.

- **Adjustments to any of the basket components could adversely affect the value of the PLUS.** The respective publishers of each of the basket components may add, delete or substitute the stocks constituting the basket components. Further, the publishers may discontinue or suspend calculation or publication of the basket components at any time. In these circumstances, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued index and is permitted to consider indices that are calculated and published by the calculation agent or any of its affiliates.

- **Certain built-in costs are likely to adversely affect the value of the PLUS prior to maturity.** The original issue price of the PLUS includes the agent's fees and commissions and the estimated cost of HSBC hedging its obligations under the PLUS. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase PLUS from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the stated maturity date could result in a substantial loss to you. The PLUS are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your PLUS to maturity.

- **The PLUS will not be listed on any securities exchange and secondary trading may be limited.** The PLUS will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the PLUS. HSBC Securities (USA) Inc. may, but is not obligated to, make a market in the PLUS. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the PLUS easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the PLUS, the price at which you may be able to trade your PLUS is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to transact. If, at any time, HSBC Securities (USA) Inc. were to cease making a market in the PLUS, it is likely that there would be no secondary market for the PLUS. Accordingly, you should be willing to hold your PLUS to maturity.

- **The calculation agent, which is HSBC or one of its affiliates, will make determinations with respect to the PLUS.** As calculation agent, HSBC or one of its affiliates will determine the initial component value, will determine the final component value and final value, and will calculate the amount of cash, if any, you will receive at maturity. Determinations made by HSBC or one of its affiliates in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events, and the selection of a successor index or calculation of the final component value in the event of a discontinuance of a basket component, may adversely affect the payout to you at maturity. In addition, the calculation agent will determine the initial component value of each basket component. Although the calculation agent will make all determinations and take all action in relation to the establishment of the initial component values in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your PLUS. The calculation agent is under no obligation to consider your interests as a holder of the PLUS in taking any actions, including the determination of the initial component values, that might affect the value of your PLUS.

PLUS Based on the Value of a Weighted Basket Composed of the S&P 500® Index and the EURO STOXX 50® Index due June 10, 2013

Performance Leveraged Upside Securities[SM]

- **Hedging and trading activity by our affiliates could potentially adversely affect the value of the PLUS.** One or more of our affiliates expect to carry out hedging activities related to the PLUS (and possibly to other instruments linked to the basket components or their respective component stocks), including trading in the stocks that constitute the basket components as well as in other instruments related to the basket. Some of our affiliates also trade the stocks that constitute the basket components and other financial instruments related to the basket on a regular basis as part of their general broker-dealer and other businesses. Such hedging or trading activities during the term of the PLUS, including on the valuation date, could adversely affect the value of the basket on the valuation date and, accordingly, the amount of cash, if any, an investor will receive at maturity.

- **The PLUS are not insured by any governmental agency of the United States or any other jurisdiction.** The PLUS are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the PLUS is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the PLUS.

- **The U.S. federal income tax consequences of an investment in the PLUS are uncertain.** For a discussion of certain of the U.S. federal income tax consequences of your investment in a PLUS, please see the discussion under "Tax considerations" herein, and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Information About the Basket Components

The S&P 500® Index

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top 5 industry groups by market capitalization as of November 26, 2012 were: Information Technology, Financials, Health Care, Energy and Consumer Discretionary.

For more information about the SPX, see "The S&P 500® Index" on page S-6 of the accompanying Equity Index Underlying Supplement.

Historical Information

The following table sets forth the published high and low closing values, as well as end-of-quarter closing values, of the SPX for each quarter in the period from November 26, 2007 through November 26, 2012. The following graph sets forth the historical performance of the SPX based on the daily historical closing values from November 26, 2007 through November 26, 2012. The closing value for the SPX on November 26, 2012 was 1,406.29 We obtained the closing values below from the Bloomberg Professional® service. We have not independently verified the accuracy or completeness of the information obtained from the Bloomberg Professional® service. The historical values of the SPX should not be taken as an indication of future performance, and no assurance can be given as to the value of the SPX on the valuation date.

S&P 500® Index	High	Low	Period End
2007			
Third Quarter	1,555.90	1,370.60	1,526.75
Fourth Quarter	1,576.09	1,406.10	1,468.36
2008			
First Quarter	1,471.77	1,256.98	1,322.70
Second Quarter	1,440.24	1,272.00	1,280.00
Third Quarter	1,313.15	1,106.42	1,166.36
Fourth Quarter	1,167.03	741.02	903.25
2009			
First Quarter	943.85	666.79	797.87
Second Quarter	956.23	783.32	919.32
Third Quarter	1,080.15	869.32	1,057.08
Fourth Quarter	1,130.38	1,019.95	1,115.10
2010			
First Quarter	1,180.69	1,044.50	1,169.43
Second Quarter	1,219.80	1,028.33	1,030.71
Third Quarter	1,157.16	1,010.91	1,141.20
Fourth Quarter	1,262.60	1,131.87	1,257.64
2011			
First Quarter	1,344.07	1,249.05	1,325.83
Second Quarter	1,370.58	1,258.07	1,320.64
Third Quarter	1,356.48	1,101.54	1,131.42
Fourth Quarter	1,292.66	1,074.77	1,257.60
2012			
First Quarter	1,419.15	1,258.86	1,408.47
Second Quarter	1,422.38	1,266.74	1,362.16
Third Quarter	1,474.51	1,325.41	1,440.67
Fourth Quarter (through November 26, 2012)	1,470.96	1,343.35	1,406.29

PLUS Based on the Value of a Weighted Basket Composed of the S&P 500® Index and the EURO STOXX 50® Index due
June 10, 2013
Performance Leveraged Upside Securities℠



SPX Historical Performance – Daily Closing Values
November 26, 2007 to November 26, 2012

License Agreement

Standard & Poor's® and S&P® are registered trademarks of Standard & Poor's Financial Services LLC ("S&P"); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by S&P Dow Jones Indices LLC. "Standard & Poors®", "S&P 500®" and "S&P®" are trademarks of S&P and have been licensed for use by S&P Dow Jones Indices LLC and its affiliates and sublicensed for certain purposes by HSBC. The SPX is a product of S&P Dow Jones Indices LLC, and has been licensed for use by HSBC.

The securities are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or any of their respective affiliates (collectively, "S&P Dow Jones Indices"). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the holders of the securities or any member of the public regarding the advisability of investing in securities generally or in the securities particularly or the ability of the Index to track general market performance. S&P Dow Jones Indices's only relationship to HSBC with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices. The Index is determined, composed and calculated by S&P Dow Jones Indices without regard to HSBC or the securities. S&P Dow Jones Indices has no obligation to take the needs of HSBC or the holders of the securities into consideration in determining, composing or calculating the Index. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of the securities or the timing of the issuance or sale of the securities or in the determination or calculation of the equation by which the securities are to be converted into cash. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the securities. There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within the Index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the securities currently being issued by HSBC, but which may be similar to and competitive with the securities. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Index. It is possible that this trading activity will affect the value of the Index and the securities.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY HSBC, HOLDERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING

ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING, BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND HSBC, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

The EURO STOXX 50® Index

The SX5E is composed of 50 stocks from the Eurozone (Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain) portion of the STOXX Europe 600 Supersector indices. The STOXX Europe 600 Supersector indices contain the 600 largest stocks traded on the major exchanges of 18 European countries and are organized into the following 19 Supersectors: automobiles & parts; banks; basic resources; chemicals; construction & materials; financial services; food & beverage; health care; industrial goods & services; insurance; media; oil & gas; personal & household goods; real estate; retail; technology; telecommunications; travel & leisure and utilities.

For more information about the SX5E, see "The EURO STOXX 50® Index" on page S-40 of the accompanying Equity Index Underlying Supplement.

Historical Information

The following table sets forth the published high and low closing values, as well as end-of-quarter closing values, of the SX5E for each quarter in the period from November 26, 2007 through November 26, 2012. The following graph sets forth the historical performance of the SX5E based on the daily historical closing values from November 26, 2007 through November 26, 2012. The closing value for the SX5E on November 26, 2012 was 2,542.52. We obtained the closing values below from the Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from the Bloomberg Professional® service. The historical values of the SX5E should not be taken as an indication of future performance, and no assurance can be given as to the value of the SX5E on the valuation date.

The EURO STOXX 50® Index	High	Low	Period End
2007			
Third Quarter	4,564.03	4,028.72	4,381.71
Fourth Quarter	4,502.80	4,176.30	4,399.72
2008			
First Quarter	4,411.59	3,417.25	3,628.06
Second Quarter	3,900.30	3,298.05	3,352.81
Third Quarter	3,456.81	2,924.13	3,038.20
Fourth Quarter	3,130.25	2,128.29	2,447.62
2009			
First Quarter	2,608.15	1,765.49	2,071.13
Second Quarter	2,549.32	2,021.53	2,401.69
Third Quarter	2,915.71	2,258.60	2,872.63
Fourth Quarter	3,001.56	2,693.80	2,964.96
2010			
First Quarter	3,044.37	2,617.77	2,931.16
Second Quarter	3,027.14	2,448.10	2,573.32
Third Quarter	2,849.45	2,502.50	2,747.90
Fourth Quarter	2,902.80	2,635.08	2,792.82
2011			
First Quarter	3,077.24	2,717.74	2,910.91
Second Quarter	3,029.68	2,692.95	2,848.53
Third Quarter	2,887.30	1,935.89	2,179.66
Fourth Quarter	2,506.22	2,054.98	2,316.55
2012			
First Quarter	2,611.42	2,279.73	2,477.28
Second Quarter	2,509.93	2,050.16	2,264.72
Third Quarter	2,604.77	2,142.46	2,454.26
Fourth Quarter (through November 26, 2012)	2,579.81	2,427.32	2,542.52

PLUS Based on the Value of a Weighted Basket Composed of the S&P 500® Index and the EURO STOXX 50® Index due June 10, 2013
Performance Leveraged Upside SecuritiesSM

SX5E Historical Performance – Daily Closing Prices
November 26, 2007 to November 26, 2012



Information About the Basket

The following graph illustrates the hypothetical daily historical performance of the basket from November 26, 2007 through November 26 2012 based on information from Bloomberg Professional® service, if the level of the basket was made to equal 100 on November 26, 2007. The hypothetical historical performance reflects the performance the basket would have exhibited based on the actual historical performance of the basket components. Neither the hypothetical historical performance of the basket nor the actual historical performance of the basket components should be taken as indications of future performance.

We cannot give you assurance that the performance of the basket will result in the return of your initial investment. All payments on the PLUS are subject to the credit risk of HSBC.



Valuation Date and Maturity Date

If the valuation date is not a scheduled trading day for any basket component, then the valuation date for such basket component will be the next succeeding day that is a scheduled trading day (as defined in the accompanying Equity Index Underlying Supplement) for such basket component. For each basket component, the calculation agent will determine whether a market disruption event (as defined in accompanying Equity Index Underlying Supplement) exists on the valuation date with respect to such basket component independent from the other basket component; therefore, a market disruption event may exist for one basket component and not exist for the other basket component. If a market disruption event exists for a basket component on the valuation date, then the valuation date for such basket component will be the next scheduled trading day for which there is no market disruption event for such basket component. If such market disruption event continues for five consecutive scheduled trading days, then that fifth scheduled trading day will nonetheless be the valuation date for such basket component, and the final component value with respect to such basket component will be determined by means of the formula for and method of calculating such index which applied just prior to the market disruption event, using the relevant exchange's traded or quoted price of each stock or other security included in such index (or if an event giving rise to a market disruption event has occurred with respect to a stock or other security in such index and is continuing on that fifth scheduled trading day, the calculation agent's good faith estimate of the value for that stock or other security). For the avoidance of doubt, if no market disruption event exists with respect to a basket component on the originally scheduled valuation date, the determination of such basket component's final component value will be made on the originally scheduled valuation date, irrespective of the existence of a market disruption event with respect to other basket components. If the valuation date for any basket component is postponed, then the maturity date will also be postponed to the third business day following the latest of such postponed valuation dates.

Events of Default and Acceleration

If the securities have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the PLUS, the calculation agent will determine the accelerated payment at maturity due and payable in the same general manner as described in "payment at maturity" in this free writing prospectus. In such a case, the third scheduled trading day for each of the basket components immediately preceding the date of acceleration will be used as the valuation date for purposes of determining the accelerated basket component return for each basket component. If a market disruption event exists with respect to a basket component on that scheduled trading day, then the accelerated valuation date will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled valuation date). The accelerated maturity date will be the fifth business day following such accelerated postponed valuation date.

For more information, see "Description of Debt Securities — Events of Default" in the accompanying prospectus.

Where You Can Find More Information

This free writing prospectus relates to an offering of securities linked to the basket identified on the cover page. The purchaser of a PLUS will acquire a senior unsecured debt security of HSBC USA Inc. linked to the basket. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the offering of PLUS relates to the basket identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the basket or any component security included in the basket or as to the suitability of an investment in the PLUS.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012 and Equity Index Underlying Supplement dated March 22, 2012. If the terms of the PLUS offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, or Equity Index Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" herein, on page S-1 of the accompanying Equity Index Underlying Supplement and page S-3 of the accompanying prospectus supplement, as the PLUS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

PLUS Based on the Value of a Weighted Basket Composed of the S&P 500® Index and the EURO STOXX 50® Index due June 10, 2013

Performance Leveraged Upside SecuritiesSM

You may access these documents on the SEC web site at www.sec.gov as follows:

The Equity Index Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420412016693/v306691_424b2.htm

The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

"Performance Leveraged Upside Securities SM" and "PLUS SM" are service marks of Morgan Stanley.